1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

EXHIBITS

Exhibit Number	Page
1.1 Announcement dated March 1, 2004	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 2, 2004	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer of securities for sale in the U.S.. The securities registered under the shelf registration statement (these “Securities”) may not be offered or sold in the U.S. absent registration or an exemption from registration. Any public offering of these Securities to be made in the U.S. will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements. A shelf registration statement relating to these Securities has been filed with the SEC but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the shelf registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these Securities in any state of the U.S. in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the U.S.

China Telecom Corporation Limited

(A joint stock company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

•	The Company announces that it filed a shelf registration statement with the SEC on 1 March 2004. The shelf registration statement covers potential offerings in the U.S. by the Company of debt securities or H shares (directly or in the form of ADSs) of up to an aggregate value of US$1 billion (approximately HK$7.78 billion) which may take place from time to time after the shelf registration statement has become effective.

•	Under applicable U.S. federal securities laws, the securities covered by the shelf registration statement may not be sold prior to the effective date of the shelf registration statement. The shelf registration statement has not become effective. The Company will make another announcement when the shelf registration statement is declared effective by the SEC.

•	Any offer of debt securities or H shares by the Company under the shelf registration statement will also need to comply with the requirements of the Listing Rules and all applicable laws. In particular, any issue of convertible debt securities or H shares by the Company in excess of the securities covered by the general mandate granted by the shareholders of the Company on 20 June 2003 will need to be subject to the approval by a special resolution of shareholders in an extraordinary general meeting, and the approvals by special resolutions of holders of the domestic shares and H shares under separate class meetings as required by the Listing Rules and the Company’s articles of association.

•	After the shelf registration statement has become effective, the Company will need to file a prospectus supplement with the SEC if it sells securities under the shelf registration statement.

•	No decision has been made by the Company to sell any of the securities covered by the shelf registration statement. If the Company sells any securities covered by the shelf registration statement, it intends to use the net proceeds from any such sale for its general corporate purposes, including, without limitation, capital expenditures, working capital and acquisitions. The Company may also invest the proceeds in certificates of deposit, U.S. government securities or certain other interest-bearing securities. If the Company decides to use the net proceeds from a particular offering of securities for a specific purpose, it will describe that in the related prospectus supplement.

•	A copy of the shelf registration statement filed with the SEC is available on the SEC’s website, www.sec.gov.

•	The Board further confirms that save as disclosed in the announcement, there are no negotiations, understandings or agreements which are discloseable under paragraph 3 of the Listing Agreement. Neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

This announcement is made pursuant to paragraph 2 of the Listing Agreement.

Filing of shelf registration statement with SEC

The Company announces that it filed a shelf registration statement with the SEC on 1 March 2004. The shelf registration statement covers potential offerings in the U.S. by the Company of debt securities or H shares (directly or in the form of ADSs) of up to an aggregate value of US$1 billion (approximately HK$7.78 billion) which may take place from time to time after the shelf registration statement has become effective.

Under applicable U.S. federal securities laws, the securities covered by the shelf registration statement may not be sold prior to the effective date of the shelf registration statement. The shelf registration statement has not become effective.

The Company will make another announcement when the shelf registration statement is declared effective by the SEC.

Mechanics of the shelf registration statement

The shelf registration statement filed with the SEC allows the Company to offer, in the U.S., debt securities or H shares (directly or in the form of ADSs) of up to an aggregate value of US$1 billion (approximately HK$7.78 billion) from time to time after the shelf registration statement has become effective. After the self registration statement has become effective, the Company will need to file a prospectus supplement with the SEC if it sells securities under the shelf registration statement.

The shelf registration statement may not be used to sell any securities unless it is accompanied by a prospectus supplement. The prospectus supplement will provide specific information about the terms of that offering and may also add to, update or change information contained in the shelf registration statement.

The shelf registration statement also incorporates by reference important publicly available information filed by the Company with the SEC, which is available on the SEC website, www.sec.gov.

The Company will make a further announcement regarding the details of any specific offerings if any prospectus supplement is filed with the SEC.

Limitations of the shelf registration statement

The amount of debt securities or H shares (directly or in the form of ADSs) which may be offered by the Company in the U.S. from time to time under the shelf registration statement filed with the SEC may not exceed an aggregate value of US$1 billion (approximately HK$ 7.78 billion) unless such amount is increased by the Company by way of filing an amendment to the shelf registration statement. The Company may make offerings of its securities outside of the U.S. in excess of or in addition to the US$1 billion (approximately HK$7.78 billion) covered by the shelf registration statement, provided all applicable securities law requirements are satisfied.

Any offer of debt securities or H shares by the Company under the shelf registration statement will also need to comply with the requirements of the Listing Rules and all applicable laws. In particular, any issue of convertible debt securities or H shares by the Company in excess of the securities covered by the general mandate granted by the shareholders of the Company on 20 June 2003 will need to be subject to the approval by a special resolution of shareholders in an extraordinary general meeting, and the approvals by special resolutions of holders of the domestic shares and H shares under separate class meetings as required by the Listing Rules and the Company’s articles of association.

No decision has been made by the Company to sell any of the securities covered by the shelf registration statement. The Company will consider current market and other conditions before making any such decision.

Use of proceeds of any potential offering

If the Company sells any securities covered by the shelf registration statement, it intends to use the net proceeds from any such sale for its general corporate purposes, including, without limitation, capital expenditures, working capital and acquisitions. The Company may also invest the proceeds in certificates of deposit, U.S. government securities or certain other interest-bearing securities. If the Company decides to use the net proceeds from a particular offering of securities for a specific purpose, it will describe that in the related prospectus supplement.

Availability of shelf registration statement

A copy of the shelf registration statement filed with the SEC is available on the SEC’s website www.sec.gov.

Potential Acquisition

The Board confirms that preliminary discussions with its Parent in relation to the potential acquisition by the Company of certain telecommunications assets from its Parent in the PRC are continuing. However, no understanding or contractual term, including the price or funding of any potential acquisition, has been agreed and the potential acquisition may or may not proceed. Any such acquisition would be subject to factors beyond the control of the Company, including but not limited to approvals of shareholders, regulatory and other authorities and would constitute a connected transaction for the purposes of Chapter 14 of the Listing Rules.

The Board further confirms that save as disclosed in the above announcement, there are no negotiations, understandings or agreements which are discloseable under paragraph 3 of the Listing Agreement. Neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

In the meantime, shareholders are strongly advised to exercise caution in dealing in the shares of the Company.

Definitions

“ADSs”	American Depositary Shares
“Board”	the board of directors of the Company
“Company”	China Telecom Corporation Limited
“H shares”	H shares of the Company
“Listing Agreement”	the Listing Agreement entered into between The Stock Exchange of Hong Kong Limited and the Company in 2002
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Parent”	China Telecommunications Corporation
“PRC”	the People’s Republic of China
“SEC”	the U.S. Securities and Exchange Commission
“U.S.”	United States of America

By order of the Board

CHINA TELECOM CORPORATION LIMITED

Li Ping

Company Secretary

Beijing, 1 March 2004